02 MAY 20 AM 10:47

ZURICH
FINANCIAL SERVICES

02034227

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089

Our reference

Date May 15, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Zurich Financial Services closes final step in the Deutsche Bank transaction" dated May 15, 2002

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Departement

I. Klauer

Irene Klauer

Enclosure

dw 5/20

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

Zurich Financial Services closes final step in the Deutsche Bank transaction

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, May 15, 2002 – Zurich Financial Services (Zurich) today announced the closing of the acquisition of Deutsche Bank's life insurance operations in Italy, Spain and Portugal. Zurich also closed the sale of its asset management operations in Germany and Italy. This is the final step of the broader transaction between Deutsche Bank and Zurich, which was agreed on December 3, 2001.

The closing also marks the start of Zurich's strategic distribution partnership with Deutsche Bank in key Continental European markets. Under the agreements, Zurich will offer insurance products to Deutsche Bank's retail and private banking customers as an exclusive provider in Germany, Spain, Italy and Portugal and as preferred provider in other Continental European markets. At the same time, Zurich will offer Deutsche Bank's banking services to its customers throughout Europe.

The **Zurich Financial Services Group** (www.zurich.com) provides its customers solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on its key markets of North America, the UK and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com